

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2014

<u>Via E-mail</u>
Mr. Kevin G. Fitzgerald
Chief Financial Officer
Murphy Oil Corporation
200 Peach Street,   P.O. Box 7000
El Dorado, Arkansas 71731-7000

> **Re: Murphy Oil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 8-K Dated April 30, 2014**
> **File No. 001-08590**

Dear Mr. Fitzgerald:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Risk Factors, page 14</u>

<u>Potential federal or state regulations regarding hydraulic fracturing, page 16</u>

1.   Please expand this risk factor to address specifically, if material, any financial and operational risks associated with hydraulic fracturing, such as underground migration, surface spillage, and mishandling of fluids, including chemical additives, apart from the risk posed by <u>potential</u> regulation. We note your related disclosures at pages 42 and 44.

Exhibits

2.   Please file your credit facility and any amendments thereto, pursuant to Item 601(b)(10) of Regulation S-K, or explain to us why you have not filed these agreements. In that regard, we note that the credit facility limit was increased to $2.0 billion during the year ended December 31, 2013, and we note also your statement at page 41 regarding the likelihood of borrowing under the facility during 2014.

Form 8-K Dated April 30, 2014

3.   The first three paragraphs of the news release included under Exhibit 99.1 to your Form 8-K include presentations and discussions of adjusted earnings and EBITDA, but not net income. Rather, it appears that net income is not presented until page 5 of the news release, and that there is no discussion of net income. Explain to us why you believe this presentation complies with the requirements of Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding issues related to the financial statements and related matters.   Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Timothy Levenberg, Staff Attorney, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director